PE 01/04/2013

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





13000315

January 28, 2013

Carl L. Gorday
Regions Financial Corporation
carl.gorday@regions.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/28/13

Re: Regions Financial Corporation
Incoming letter dated January 4, 2013

Dear Mr. Gorday:

This is in response to your letter dated January 4, 2013 concerning the shareholder proposal submitted to Regions Financial by the Calvert Social Index Fund, the Benedictine Sisters of Mount St. Scholastica, the Northwest Women Religious Investment Trust, CHRISTUS Health, and Friends Fiduciary Corporation. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Ivy Wafford Duke
Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Lou Whipple, OSB
Benedictine Sisters of Mount St. Scholastica
801 South 8th Street
Atchison, KS 66002-2724

Deborah R. Fleming
Sisters of Saint Joseph of Peace
dfleming@csjp-olp.org

Delia Foster
CHRISTUS Health
919 Hidden Ridge
Irving, TX 75038

Jeffery Perkins
Friends Fiduciary Corporation
1650 Arch Street, Suite 1904
Philadelphia, PA 19103

January 28, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Regions Financial Corporation
Incoming letter dated January 4, 2013

The proposal requests that the board prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending.

There appears to be some basis for your view that Regions Financial may exclude the proposal under rule 14a-8(i)(7), as relating to Regions Financial's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Regions Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Regions Financial relies.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 4, 2013

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Regions Financial Corporation – Shareholder Proposal by Calvert Social Index Fund and Co-Proponents

Ladies and Gentlemen:

Regions Financial Corporation, a Delaware corporation (the "*Company*"), hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "*Staff*") of the U.S. Securities and Exchange Commission ("*Commission*") will not recommend enforcement action to the Commission if the Company omits the enclosed shareholder proposals (including their respective supporting statements, the "*Proposal*") received from Calvert Social Index Fund and co-filers Mt. St. Scholastica, Inc., Northwest Women Religious Investment Trust, CHRISTUS Health and Friends Fiduciary Corporation, each of whom (other than Friends Fiduciary Corp.) has authorized Calvert to act on its behalf for all purposes related to the Proposal (collectively, the "*Proponents*"), from the Company's proxy statement and form of proxy for its 2013 annual meeting of shareholders (the "*2013 Proxy Materials*") in reliance on Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended. The Company received an additional proposal from the Sisters of Charity of the Incarnate Word identical to the Proposal after the deadline for submissions established under Rule 14a-8(e)(2). This untimely proposal is addressed in a separate letter also submitted to the Staff today.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov no later than 80 calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. A copy of this letter, including all attachments, is being sent simultaneously to the Proponents (and their representatives) as notification of the Company's intention to omit the Proposal from the 2013 Proxy Materials. We will promptly forward to the Proponents any response received from the Staff to this request that the Staff transmits by email or fax only to us.

I. The Proposal

The Proposal requests that the Company's shareholders adopt a resolution requesting that the Board of Directors of the Company (the "*Board*") "prepare a report discussing the adequacy of the [C]ompany's policies in addressing the social and financial impacts of direct deposit advance lending described [in the Proposal]." The report is to be prepared "at reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products." The Proposal was submitted to the Company pursuant to letters from the Proponents dated November 13, 2012 to November 27, 2012. A copy of the Proposal and all related correspondence from each of the Proponents is attached to this letter as Exhibit A.

II. Reasons for Omission

As discussed in detail below, the Company believes the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to: (i) Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations; (ii) Rule 14a-8(i)(3), because the Proposal is so inherently vague as to be misleading, and contains materially false and misleading statements; and (iii) Rule 14a-8(i)(10), because the Proposal has already been substantially implemented.

A. Background regarding "Regions Ready Advance."™

In May 2011, Regions Bank, a wholly owned subsidiary of the Company, introduced Regions Ready Advance™, an open-end, revolving line of credit offered to certain eligible Regions Bank checking account customers ("*Ready Advance*"). Ready Advance is available only to Regions Bank customers who have maintained a checking account with Regions Bank for at least nine months, are currently in good standing and receive combined monthly direct deposits of at least $100 into their Regions Bank checking account. Ready Advance carries a credit limit equal to 50% of the customer's total monthly direct deposit activity, subject to a maximum of $500. Customers participating in Ready Advance can choose whether to repay an advance in full out of his or her next direct deposit or in installments (subject to the payment of periodic interest). Regions Bank also receives a fee for originating the credit line regardless which repayment option the customer chooses. Participating customers' repayment histories are reported to credit bureaus, a practice that can help customers build a positive credit history.

B. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." In *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH)* ¶ *86,018, at 80,539* (May 21, 1998) (the "*1998 Release*"), the Commission stated that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further articulated two central considerations for determining the application of the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id. at 80,539.* The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id. at 80,539-40* (footnote omitted). With regard to the first consideration, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id. at 80,540.* The fact that the Proposal calls for a report does not change this analysis. In applying Rule 14a-8(i)(7) to proposals requesting the preparation of reports on specific aspects of a company's business, the Commission has stated that "the [S]taff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule [14a-8(i)(7)]."*Exchange Act Release No. 34-20091, Amendments to Rules on Shareholder Proposals, Fed. Sec. L. Rep. (CCH)* ¶ *83,417, 86,205* (Aug. 16, 1983) (the "*1983 Release*").

The Proposal fails by both prongs of the Commission's approach to the ordinary business exclusion by seeking to subject to shareholder oversight the Company's credit underwriting policies and customer relations decisions, activities which the Staff has previously recognized are complex matters of day-to-day operation by a financial institution and therefore not appropriate for shareholder oversight.

1. The Proposal relates to tasks that are fundamental to management's ability to run the company on a day-to-day basis

The Company is a financial holding company that, through its subsidiaries, offers a range of financial products to individuals, small businesses and institutional clients. As such, decisions relating to which products and services the Company and its subsidiaries should offer (and to whom they should be offered), as well as to how those products are maintained once they have been offered, are fundamental to management's ability to run the Company.

The Staff has consistently concurred that proposals relating to credit policies, loan underwriting and customer relations address the ordinary business operations of a financial institution and may be omitted under Rule 14a-8(i)(7). *See JPMorgan Chase & Co.* (Mar. 12, 2010) (concurring in the exclusion of a proposal addressed at mountain top removal mining practices because the proposal "address[ed] matters beyond the environmental impact of JPMorgan Chase's project finance decisions, such as JPMorgan Chase's decisions to extend credit or provide other financial services to particular types of customers."); *Bank of America Corp.* (Feb. 27, 2008) (concurring in the exclusion of a report disclosing the company's policies and practices regarding the issuance of credit cards to individuals without Social Security numbers because it related to "credit policies, loan underwriting, and customer relations."); *JPMorgan Chase & Co.* (Feb. 26, 2007) (concurring in the exclusion of a proposal requesting a report on policies against the provision of services that enabled capital flight and resulted in tax avoidance because it related to the "sale of particular services"); *Bank of America Corp.* (Feb. 21, 2007) (same); *Citigroup, Inc.* (Feb. 21, 2007) (same).

Similar to the authorities cited above, the Proposal seeks a report on a particular product offered by the Company, specifically a report on the "adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending" done by the Company. Any proposal requesting the evaluation of the terms and impacts of a particular banking product offered by the Company necessarily implicates the Company's day-to-day management, both relating to customer relations and relating to the underwriting and other origination decisions necessary in making that product available to consumers. The Proposal is no different from those discussed above in that it seeks to subject to shareholder oversight the credit underwriting decisions and customer relationships of the Company and Regions Bank with respect to offering Ready Advance by requesting information on, among other things, (i) whether it is "consistent with customers' ability to repay without repeat borrowing", (ii) the cost to Regions Bank of offering Ready Advance and (iii) the impact of Ready Advance on overdraft fees and non-sufficient funds fees. The Proposal further inserts shareholders into the credit underwriting and product offering decisions of management by stating Proponents' belief that management has not demonstrated that the steps taken to prevent or mitigate the regulatory, legal and reputations risks tied to Ready Advance have been effective. This belief states clearly the Proponents intent to involve shareholders in the risk management function of the Company on a single product-level basis. For this reason, and consistent with the Staff's prior decisions as cited above, the Company should be able to exclude the Proposal from the 2013 Proxy Materials.

2. The Proposal seeks to micro-manage the Company's credit policy, product selection, and customer relations

The 1998 Release states that proposals impermissibly micro-manage when they "prob[e] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play . . . [when] the proposal . . . seeks to impose specific time frames or methods for implementing complex policies." *1998 Release at 80,540*. The Staff has recognized that the policies applied in making lending and credit decisions are particularly complex business operations about which shareholders are not in a position to make an informed judgment. *See BankAmerica Corp.* (Feb.

18, 1977) (in which the Staff recognized "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the Company's principal businesses and part of its everyday business operations").

As discussed above, the Proposal seeks to interject shareholders into the Company's credit underwriting, product origination and customer relations policies related to the Ready Advance product. Each of these policy areas is incredibly complex, particularly for financial institutions which have multiple layers of state and federal regulation and policy (many of which are designed for the protection of the institution's customers) to comply with when underwriting and offering products to customers. As part of its ordinary business operations Regions Bank has developed extensive policies related to each of these areas, and monitors its compliance as part of the Company's and Regions Bank's risk management exercise. Regions Bank also considered, in detail, all aspects of the Ready Advance product through multiple internal committees, working groups and processes in developing the product prior to offering Ready Advance to any customers. These internal reviews and discussions took place over several months and involved complex analyses of the product's terms, effects and impacts, and these reviews and discussions continue today as the Company carefully weighs feedback from customers and the community on the terms and effects of the Ready Advance product. As each of these policies, decisions and processes reflect highly complex market research and credit decisions made by the Company in the ordinary course of its business, the shareholders as a group would be unfit to make an informed decision regarding the Company's calibration of the policies, and the Proposal may properly be excluded under Rule 14a-8(i)(7).

3. The Proposal relates to the Company's legal and regulatory compliance programs

The Staff has consistently permitted the exclusion of shareholder proposals that relate to companies' regulatory or legal compliance programs as a matter of ordinary business and has recognized that oversight of a company's legal compliance program is a core function of company management. *See FedEx Corp.* (Jul. 14, 2009) (concurring in the exclusion of a proposal requesting the board of directors to establish an independent committee to prepare a report regarding its compliance with state and federal labor laws governing proper classification of employees and independent contractors); *Verizon Communications Inc.* (Jan. 7, 2008) (concurring in the exclusion of a proposal requesting the board of directors to adopt policies to ensure that Verizon and/or its contractors do not engage in illegal trespass actions and prepare a report to shareholders describing Verizon's policies for preventing and handling illegal trespassing incidents); *The AES Corp.*(Jan. 9, 2007) (concurring in exclusion of a proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments).

The Supporting Statement states both that "[t]his lending may pose significant regulatory, legal, and reputational risks" to the Company and that "we do not believe management has demonstrated that steps taken to prevent or mitigate the risks that are tied to this line of business are effective." The Proponents also make further reference to the Federal Deposit Insurance

Corporation and Consumer Financial Protection Bureau, both regulators of the Company and its subsidiaries. Proponents' reference to these risks and to the Company's regulators indicates their desire that the requested report address the adequacy of the Company's programs for legal and regulatory compliance. Moreover, because the Company operates in a highly regulated industry with multiple state and federal regulators, reporting on the adequacy of the Company's policies in "addressing the social and financial impacts of direct deposit advance lending" necessarily requires evaluation of the Company's internal regulatory and legal compliance programs. These internal policies and procedures are fundamental elements of management's day-to-day operation of the business. Because the Proposal directly addresses the Company's legal and regulatory compliance programs it may be omitted from the Proxy Materials consistent with the Staff's prior decisions.

4. The Proposal does not raise any overriding social policy considerations

The Commission has previously recognized that shareholder proposals addressing day-to-day operations may raise significant social policy issues which are appropriate for shareholder consideration and should therefore not be excluded under Rule 14a-8(i)(7). *See 1998 Release at 80,540.* In particular, the Staff has recognized predatory lending in general can serve as an overriding social policy concern in responses to prior requests to exclude shareholder proposals. *See JPMorgan Chase & Co.* (Mar. 4, 2009); *Bank of America Corp.* (Feb. 26, 2009). The Proposal, however, fails to raise the social issue of predatory lending for two distinct reasons. First, the Proposal does not establish any connection between Ready Advance and predatory lending. Proponents simply state, without adequately explaining how, that Ready Advance "resemble[s] payday loans," which Proponents deem to be a subset of a greater undefined class of "[p]redatory loan products." In fact, Proponents omit from their discussion many features of Ready Advance that clearly distinguish that product from "payday loans" or any other "predatory" lending practice, for that matter. These important distinctions are discussed at length below, in connection with the Company's grounds to exclude the Proposal pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(10). Proponents' unsupported assertions, by themselves, do not suffice to raise the significant social issue of predatory lending.

In addition to failing to establish a connection between Ready Advance and predatory lending, the Proposal focuses narrowly on a single product offered by the Company. In the past, the Staff has concurred in the exclusion of proposals addressing a large, diversified financial institution's management of a particular product. *See, e.g., JPMorgan Chase & Co.* (Mar. 16, 2010) (concurring in the exclusion of a proposal requesting the board of directors to implement a policy mandating that JPMorgan Chase cease its practice of issuing refund anticipation loans because "[p]roposals concerning the sale of particular services are generally excludable under 14a-8(i)(7)"); *JPMorgan Chase & Co.* (Mar. 12, 2010) (concurring in exclusion of a proposal requesting a report assessing the adoption of a policy barring future financing of companies engaged in mountaintop removal mining). This narrow focus on a single product offered by the Company, rather than on the Company's general policies addressing any topic or issue, further undercuts any claim the Proponents could make that the Proposal addresses a significant social issue. Instead, the Proposal addresses only the terms and conditions on which a single lending product is offered, which is not a significant social issue appropriate for shareholder consideration.

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2013 Proxy Materials in reliance on Rule 14a-8(i)(7).

C. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is so inherently vague as to be misleading, and it contains materially false and misleading statements.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Although the Staff has previously permitted proponents to revise proposals to omit false or misleading statements, where a proposal requires "detailed and extensive editing in order to bring [it] into compliance with the proxy rules," it may be "appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001). As discussed in detail below, the Proposal contains a variety of false and misleading statements concerning the Ready Advance product and is so vague as to substantially impair other shareholders' ability to sufficiently understand the proposal they are being asked to adopt.

1. The proposal is vague and indefinite and therefore misleading

The Staff has consistently taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See Staff Legal Bulletin No. 14B* (Sept. 15, 2004) (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). The Staff has concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). Additionally, the Staff has permitted the exclusion of proposals where such proposals fail to define critical terms or phrases or otherwise fail to provide guidance on what is required to implement the proposals. *See, e.g., Bank of America Corp.* (February 25, 2008) (proposal requesting that the company amend its policies to observe a moratorium on all financing, investment, and further involvement in activities that support mountaintop removal without . . . defining what would constitute "further involvement" and "activities that support MTR [projects]" excludable as vague and indefinite); *Wendy's Int'l, Inc.* (February 24, 2006) (proposal requesting a report on the progress made toward "accelerating development" of controlled-atmosphere killing without defining "accelerating" and "development" excludable).

The Proposal's request that the Board prepare a report discussing the "adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending" conducted by the Company has significant ambiguities which limit the ability of both shareholders and the Company to understand what is being proposed. First, the proposal fails to define the key term "social and financial impacts." Since the social and financial impacts of the Company's direct advance lending form at least a part of the proposed report, the failure to adequately define this term leaves the entire subject matter of the report ambiguous as the Proponents, other shareholders and the Company could all interpret the potential or actual impacts of Ready Advance differently leading to further disputes and proposals over the subject matter of the report produced based on management implementation of the Proposal. In addition to difficulty in defining exactly what impacts are to be reported, there is no clear way for the Company to determine whether any particular social or financial impact results from a customer's use of Ready Advance or from any number of other intricately intertwined factors (for example age, lifestyle, or financial security). The Proposal lacks guidance sufficient for the Company to implement it.

Second, Proponents offer no ready benchmark against which to measure the "adequacy" of its policies. By its very origin and meaning, the word "adequacy" demands a measuring against a known object or standard. Even if the Company could figure out which social and financial impacts of its policies were to be measured and how to measure them, it would have no way of knowing whether its policies had met, exceeded, or fallen short of Proponents' expectations. By failing to provide a measure of "adequacy," Proponents ask management to place its product and policies on a balance scale with no reference weight. The results of such an exercise would be impossible to interpret.

Third, in the context of the Proposal's preamble, the request to study the "direct deposit advance lending described above" lacks specificity and could lead to significantly different interpretations by the Company and by the shareholders. The preamble does refer to the Company's "direct deposit advance" program, but it also refers generally to a number of other undefined practices including "predatory loan products such as payday loans" (which the Proponents inappropriately say Ready Advance "resemble[s]"), similar product lines offered by other banks, and "a host of predatory lending practices [which] have cost households billions of dollars in fees and catalyzed instability in both the housing and financial markets." Because of the breadth of the Proposal's language, and the ambiguous nature of the social and financial impacts to be studied, it is not clear whether any report produced by the Board should focus narrowly on the features of Ready Advance, on Ready Advance vis-à-vis other direct deposit advance programs and payday lending, or on "predatory lending" more generally. It seems highly unlikely that all shareholders would interpret the scope of the report similarly or that the Company would interpret the proposal exactly as the Proponents may have intended it.

Fourth, the Proposal does not specify what the Company should do with the requested report once it is prepared. For example, there is no way to tell whether the Board should use the report for its own reference, disclose the report to some subset of management, or disclose the report publically. It is also unclear whether the report should simply make findings of fact or whether it should recommend or require future action on the part of the Company. In the past, the SEC has concurred in the exclusion of Proposals that request a report but fail to specify what should be done with the report. *See Albertson's, Inc.* (March 5, 2004) (concurring in the exclusion of a proposal requesting a "sustainability report . . . based on the Global Reporting Initiative's sustainability reporting guidelines" but failing to specify how the company should use the report); *Smithfield Foods, Inc.* (July 18, 2003) (concurring in the exclusion of a proposal requesting that management "prepare a report based upon the Global Reporting Initiative guidelines describing the environmental, social and economic impacts of its hog production operations and alternative technologies and practices to reduce or eliminate adverse impacts of these operations" but failing to specify how the company should use the report). Because of these ambiguities, the Company should be able to exclude the Proposal from the 2013 Proxy Materials.

2. The proposal makes false, unsupported, and misleading statements

A proposal may be omitted from a company's proxy solicitation materials under rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The note to Rule 14a-9 states that misleading materials include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal, or immoral conduct or associations, without factual foundation." *See also Boeing Co.* (Feb 26, 2003) (requiring a revised proposal within seven days and concurring in exclusion if proposal is not revised because portions may be "materially false or misleading"); *Weyerhaeuser Co.* (Jan. 21, 2003) (same).

The essential premise of the Proposal—that Ready Advance is equivalent to a payday loan or other forms of predatory lending—is false and misleading. Proponents repeat the terms "predatory lending" and "payday loans" throughout the proposal, even directly stating that the Company's "direct deposit advances . . . resemble payday loans." In doing so, the Proposal strongly implies that the Company engages in risky activities by offering harmful products to customers, implications which suggest the Company is engaged in immoral conduct without any factual foundation. Indeed, the Company takes its relationship with its customers very seriously, seeking only to offer mutually beneficial products on a fully informed and transparent basis, benefiting both the Company and the communities which it serves.

Although there is no generally accepted definition of the term "payday loan," they are typically closed-end loans from non-bank lenders with a very short term (around 10-14 days) that offer a single repayment option: repayment in full on the due date. Payment in full often means taking a significant portion of the borrower's next paycheck. Moreover, these loans are typically offered in storefront locations, where employees of the lender may attempt to upsell the customer, encouraging him or her to borrow more money than is necessary. Payday lenders require no existing relationship with their customers (i.e., customers can walk in off the street) and do not report their customers' repayment performance to consumer credit reporting agencies, preventing their customers from building the credit history that might make them eligible for more attractive products. As the Proponents have observed, this mix of features has negative consequences for borrowers. For example, payday borrowers may become dependent on payday loans because their lack of credit prevents them from obtaining traditional financing, and they frequently have to take out one payday loan simply to repay another. Proponents presumably use the term "payday loan" because it carries inherent moral force based on these commonly known features of such loans and the negative impacts those features may have on borrowers.

There are many significant differences between Ready Advance and payday loans, but the Proposal omits all of them. In contrast to a payday loan, Ready Advance is an open-end, revolving line of credit with two repayment options. Under the installment option, the customer repays 50% of the outstanding Ready Advance balance per month. For many customers, this option is far more favorable than the mandatory repayment option required by the typical payday lender: repayment in full after 14 days. The installment option offers Ready Advance customers substantially more flexibility in managing their finances and lessens the likelihood that the customer will need to take out a new advance to repay an outstanding one. To promote responsible borrowing, the Company imposes a credit limit on each customer equal to 50% of a customer's total monthly direct deposit activity, up to a limit of $500 (payday lenders often permit customers to borrow up to 100% of their paycheck). In contrast to payday lending, Regions Bank employs a "Cool-Off Period" as another tool to help prevent a particular customer's borrowing from becoming unmanageable. If a customer reaches his or her maximum available credit limit for six consecutive months, at month seven no advances will be permitted for one full billing cycle. Moreover, the Company offers Ready Advance customers free online financial education courses through a third-party vendor. Unlike payday lenders, the Company reports customers' repayment performance to credit agencies, enabling customers to build positive credit histories that give them access to other, more traditional loan products. Further, in stark contrast to a payday lender, which traditionally is a non-bank, unregulated lender, Regions Bank is a heavily regulated bank, subject to consumer protection laws and numerous other state and federal laws, including laws covering required policies and procedures with respect to product offerings. Because it relies on a false and misleading analogy between Ready Advance and payday loans, the Proposal should be excluded.

In addition to its overall strategy of misleadingly characterizing Ready Advance as a "payday loan," the Proposal contains several thoroughly misleading statements that similarly impugn the Company's moral conduct and customer relationships which are excludable:

- The use of the term "predatory" throughout is misleading, and it impugns the character of the Company because it suggests that the Company somehow hides or misrepresents the terms on which Regions Bank offers Ready Advance (as, for example, some observers have alleged that mortgage companies used low "teaser" rates to entice customers to agree to adjustable rate mortgages). The Company clearly advertises the rates and terms of Ready Advance and advises customers that it is a costly form of credit meant to be used only short term. The Company also encourages customers to contact the Company to explore alternative forms of credit. Even if Proponents did not intend to suggest dishonesty, the use of the term "predatory" throughout invites comparison with deceptive loan products.

- The proposal falsely suggests the Company exposes customers to a "debt trap." The phrase "debt trap" implies that the Company intends for its customers to become chronically indebted, and use of the word "trap" necessarily implies a hidden scheme to keep someone in debt. Additionally, the use of quotation marks suggests that the phrase is term of art, a commonly known mechanism that the Company has chosen to implement. The implication that the Company intends to harm its customers, repeated through the use of similar language throughout the Proposal, is false, and it impugns the character and integrity of the Company and suggests that it engages in immoral conduct.

- The proposal's reference to certain research from the Center for Responsible Lending (the "*Center*") is misleading because there is no evidence that the Center studied Ready Advance (or any product like it) in connection with that research. As discussed, Ready Advance differs significantly from typical "payday loans." The Proposal therefore misleads shareholders by citing the Center's research without noting how Ready Advance differs from the products actually studied by the Center. Additionally, without more context, referring to this research inappropriately and misleadingly suggests that an independent body has made definitive findings regarding Ready Advance, which to the Company's knowledge has not happened.

- The Proposal falsely implies that using Ready Advance inevitably "results in long-term debt." On the contrary, the Company designed the product to protect customers from the risk of long-term debt. Ready Advance imposes reasonable credit limits and a Cool-Off Period to combat customers' debt becoming unmanageable, and the installment payment option gives customers the flexibility to repay over time. In fact, experience has shown that, for a number of customers, Ready Advance has served as a stepping stone to more conventional loan products and greater financial health.

- The Proposal's statement that "regulators have repeatedly warned banks to avoid making or facilitating payday loans" and its reference to an FDIC "inquiry" and Consumer Financial Protection Bureau "examination" misleadingly insinuate that Ready Advance is somehow quasi-illegal and that the Company and Regions Bank are exposed to "regulatory, legal, and reputational risks" resulting from illicit activity.

- The Proposal misleadingly overstates the prevalence of Ready Advance by referring to "a host of predatory lending practices [that] have cost households billions of dollars in fees." By aggregating Ready Advance with all other lending practices they deem to be "predatory," the Proponents arrive at the uncertain figure of "billions of dollars in fees." This statement could lead shareholders to misinterpret the importance of Ready Advance to the financial condition and results of operations of Company.

- By alluding to practices that "catalyzed instability in both the housing and financial markets," the Proposal falsely suggests that Ready Advance contributed to the recent financial crisis and recession. Again, by aggregating Ready Advance with all other practices they deem to be "predatory," the Proponents arrive at a dramatic conclusion that has no meaningful relation to the Company or Ready Advance (especially considering that Ready Advance was not launched until May 2011). The statement is vague and overly broad, and it could easily confuse or mislead shareholders.

- The Proposal falsely suggests that Ready Advance is "designed to . . . weaken the customers' financial health . . . ." As discussed, the Company expended tremendous time and effort to ensure that Ready Advance was appropriate for its customers and that it could help them achieve their financial goals. To suggest otherwise is untrue, and it impugns the Company's character and suggests immoral behavior on the part of the Company.

Based on the foregoing, the Company believes that the Proposal is both vague and misleading to such a degree that revision of the Proposal is impractical. The Company therefore respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2013 Proxy Materials in reliance on Rule 14a-8(i)(3).

D. The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented through the Company's existing policies and procedures.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See Exchange Act Release No.34-12598*, [1976-77 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600* (Jul. 7, 1976) (regarding predecessor to Rule 14a-8(i)(10)). The Staff has declared that a proposal is substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991); *see also Aluminum Company of America* (Jan. 16, 1996) (in which the Staff stated that a proposal is considered substantially implemented when the company's practices are deemed consistent with the "intent of the proposal."). The Staff has consistently interpreted this to mean that a company has substantially implemented a proposal when it has put in place policies and procedures relating to the subject matter of the proposal or has implemented the essential objective of the proposal. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006). Furthermore, the company need not take the exact action requested, and the company may exercise discretion in implementation without losing the right to exclude the proposal. *McKesson Corp.* (Apr. 8, 2011).

As discussed above, the particular contours of what the Proposal requests are hopelessly vague. Among other ambiguities, neither the board of directors nor the shareholders could ascertain with any certainty what counts as a "social or financial impact," how those impacts are to be measured, or what standard should be used to judge the "adequacy" of the company's policies; however, it is clear that the Proposal's essential concern, its general subject matter, is the financial and social wellbeing of the Company's customers. The Company shares that essential concern, and, as discussed above, Regions Bank has enacted a robust set of policies and procedures that ensure it offers customers an appropriate and useful portfolio of products. The Company decided to design what became Ready Advance when it realized that many of its customers were turning to non-traditional lending products with highly unfavorable terms, such as payday loans. Seeing an opportunity to meet customer needs with a much better product, the Company spent more than a year performing due diligence and conducting thorough research. The Company's rigorous and proactive approach to product development, credit policy, and risk management has already taken into account, and continues to take into account, as the product is refined, any "social and financial impacts" of Ready Advance.

In addition to being vetted through the Company's extensive product development process, Ready Advance incorporates numerous features that protect the financial wellbeing of its checking account customers, as previously discussed, and it provides clear and prominent disclosure regarding the terms of the product, enabling customers to make an informed decision. Moreover, the Company proactively engages them in attempting to find other credit opportunities. In fact, the Company has a record of success in working with customers to help them transition from Ready Advance to more traditional unsecured loans. In addition, the Company offers Ready Advance customers free financial education courses online through a third-party vendor. The Company has been diligent in its efforts to discover and address any social and financial impacts Ready Advance might have on its customers, and it continues to do so going forward.

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2013 Proxy Materials in reliance on Rule 14a-8(i)(10).

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (205) 326-5183 or carl.gorday@regions.com. Thank you for your attention to this matter.

Very truly yours,



Carl L. Gorday
Assistant General Counsel
Regions Financial Corporation

Attachments

cc: Shirley Peoples
(Calvert Investment Management, Inc.)

Deborah R. Fleming
(Northwest Women Religious Investment Trust)

Delia Foster
(CHRISTUS Health)

Lou Whipple
(Mt. St. Scholastica, Inc.)

Jeffery Perkins
(Friends Fiduciary Corporation)

Exhibit A

Correspondence Related to the Proposal



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 13, 2012

Fournier J. Gale, III
Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

Dear Mr. Gale:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 44 mutual funds sponsored by Calvert Investments, Inc., including 23 funds that apply sustainability criteria. As of November 1, 2012, Calvert had over $12.1 billion in assets under management.

The Calvert Social Index Fund is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, the Fund has held these securities continuously for at least one year, and it intends to continue to own shares in the Company through the date of the 2013 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Fund is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed resolution requesting that the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, discussing the adequacy of the Regions' direct advance lending policies in addressing the social and financial impacts on its customers.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Shirley Peoples, Senior Sustainability Analyst, at (301) 951-4817, or contact her via email at shirley.peoples@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President and Assistant Secretary
Calvert Social Index Series, Inc.
Assistant Vice President and Deputy General Counsel
Calvert Investment Management, Inc.

Enclosures: Resolution text
State Street letter

Cc: Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Investments Management, Inc.
Stu Dalheim, Manager of Advocacy, Calvert Investments Management, Inc.
Shirley Peoples, Senior Sustainability Analyst, Calvert Investments Management, Inc.
O.B. Grayson Hall, Jr., President and Chief Executive Officer, Regions Financial Corporation

Regions Financial Corporation Resolution 2012
Payday Lending

WHEREAS
Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Regions Financial Corporation's ("Regions") most financially vulnerable customers and to the company itself.

Regions charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Regions. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The Federal Deposit Insurance Corporation ("FDIC") has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Regions is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line.

In recent years, a host of predatory lending practices have cost households billions of dollars in fees and have catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Regions has disclosed little information to its shareholders about the product and the revenues that the bank derives from it, and we do not believe management has demonstrated that steps taken to prevent or mitigate the risks that are tied to this line of business are effective.

RESOLVED
Shareholders request the Board of Directors to prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT
We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities in which it operates, and our economy.

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the bank and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

November 12, 2012

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 09, 2012 the Calvert Funds listed below held the indicated amount of shares of the stock of REGIONS FINANCIAL CORP. (CUSIP 7591EP100). Also the funds held the amount of shares indicated continuously since 11/05/2011.

Fund	Fund Name	Cusip	Shares as of 11/09/2012	Shares held continuously since 11/05/2011
D872	Calvert Social Index Fund	7591EP100	27,305	20,412
D894	CALVERT VP S&P 500 INDEX PORTFOLIO	7591EP100	30,854	26,354

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Corp

Carl L. Gorday
Assistant General Counsel
Legal Department
1901 Sixth Avenue North, 18th Floor
Birmingham, Alabama 35203
(205) 326.5183
Fax (205) 583.4497



November 26, 2012

Federal Express and Email to shirley.peoples@calvert.com

Calvert Social Index Fund
c/o Calvert Investments Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

Attn: Shirley Peoples, Senior Sustainability Analyst

Re: Regions Financial Corporation ("Regions")

Dear Ms. Peoples:

This letter is sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the shareholder proposal submitted by Calvert Social Index Fund (the "Fund") to Regions dated November 13, 2012 and received by us on November 15, 2012. Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted.

Regions' stock records do not indicate that the Fund is the record owner of any shares of Regions common stock, and the proof of ownership submitted by the Fund was as of November 9, 2012, which is prior to November 13, 2012, the date the proposal was submitted to us. Therefore there is a gap in your proof of ownership for the period from November 9, 2012 through November 13, 2012. Pursuant to guidance issued by the staff of the Securities and Exchange Commission ("SEC"), proof of ownership as of a date prior to the date of the proposal is submitted is not sufficient to demonstrate the Fund's ownership of shares of Regions common stock as of the date the proposal was submitted.

For this reason, we believe that the proposal may be excluded from our proxy statement for our upcoming 2013 annual meeting of shareholders unless this deficiency is cured within 14 calendar days of your receipt of this letter.

To remedy this deficiency, the Fund must provide sufficient proof of ownership of the requisite number of shares of Regions common stock as of November 13, 2012, the date the proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of November 13, 2012, you continuously held the requisite number of shares for at least one year (this could be a new broker letter, in the form attached to your proposal, but verifying ownership through November 13, 2012, as opposed to November 9, 2012); or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of shares for the one-year period.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have enclosed a copy of Rule 14a-8 to this letter for your reference.

If you have any questions with respect to the foregoing, please contact me at (205) 326-5183. You may send any response to me at the address on the letterhead of this letter, by e-mail to carl.gorday@regions.com or by facsimile to 205.583.4497.

Very truly yours,



Carl L. Gorday
Assistant Secretary

(Enclosure)

Cc: Ivy Wafford Duke, Esq.
(Calvert Investments Management, Inc.)

Fournier J. Gale, III
(Regions Financial Corporation)

Rule 14a-8 Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than

30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper under state law***: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of law***: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of proxy rules***: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal grievance; special interest***: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance***: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of power/authority***: If the company would lack the power or authority to implement the proposal;

(7) ***Management functions***: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with company's proposal***: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) ***Substantially implemented***: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) ***Duplication***: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions***: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific amount of dividends***: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 5, 2012

Mr. Carl L. Gorday
Assistant Secretary
Assistant General Counsel
Legal Department
Regions Financial Corporation
1901 Sixth Avenue North, 18th Floor
Birmingham, AL 35203

Dear Mr. Gorday:

Calvert Investment Management, Inc. submitted the enclosed shareholder proposal on November 15, 2012, to Regions Financial Corporation.

In response to the Company's request on November 26, 2012, please see the enclosed letter from State Street Corp., which shows that the Calvert Social Index Fund ("Fund") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Fund held the securities continuously for at least one year at the time the shareholder proposal was submitted, and it is the Fund's intention to continue to own the requisite number of shares in the Company through the date of the 2013 annual meeting of shareholders.

Please contact Shirley Peoples by phone at (301)-951-4817 or email shirley.peoples@calvert.com if you have any further questions regarding this matter.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President and Assistant Secretary
Calvert Social Index Series, Inc.

Assistant Vice President and Deputy General Counsel
Calvert Investment Management, Inc.

Enclosures:

Resolution text & resolution cover letter
State Street letter



STATE STREET.
For Everything You Invest In™

November, 29 2012

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 19, 2012 the Calvert Funds listed below held the indicated amount of shares of the stock of REGIONS FINANCIAL CORP. (Cusip 7591EP100). Also the funds held the amount of shares indicated continuously since 11/05/2011.

Fund	Fund Name	Cusip	Shares as of 11/19/2012	Shares held continuously since 11/05/2011
D872	CALVERT SOCIAL INDEX FUND	7591EP100	28,607	20,412
D894	CALVERT VP S&P 500 INDEX PORTFOLIO	7591EP100	30,854	26,354

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company


Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 13, 2012

Fournier J. Gale, III
Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

Dear Mr. Gale:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 44 mutual funds sponsored by Calvert Investments, Inc., including 23 funds that apply sustainability criteria. As of November 1, 2012, Calvert had over $12.1 billion in assets under management.

The Calvert Social Index Fund is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, the Fund has held these securities continuously for at least one year, and it intends to continue to own shares in the Company through the date of the 2013 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Fund is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed resolution requesting that the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, discussing the adequacy of the Regions' direct advance lending policies in addressing the social and financial impacts on its customers.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Shirley Peoples, Senior Sustainability Analyst, at (301) 951-4817, or contact her via email at shirley.peoples@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President and Assistant Secretary
Calvert Social Index Series, Inc.
Assistant Vice President and Deputy General Counsel
Calvert Investment Management, Inc.

Enclosures: Resolution text
State Street letter

Cc: Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Investments Management, Inc.
Stu Dalheim, Manager of Advocacy, Calvert Investments Management, Inc.
Shirley Peoples, Senior Sustainability Analyst, Calvert Investments Management, Inc.
O.B. Grayson Hall, Jr., President and Chief Executive Officer, Regions Financial Corporation

Regions Financial Corporation Resolution 2012
Payday Lending

WHEREAS
Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Regions Financial Corporation's ("Regions") most financially vulnerable customers and to the company itself.

Regions charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Regions. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The Federal Deposit Insurance Corporation ("FDIC") has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Regions is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line.

In recent years, a host of predatory lending practices have cost households billions of dollars in fees and have catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Regions has disclosed little information to its shareholders about the product and the revenues that the bank derives from it, and we do not believe management has demonstrated that steps taken to prevent or mitigate the risks that are tied to this line of business are effective.

RESOLVED
Shareholders request the Board of Directors to prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT
We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities in which it operates, and our economy.

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the bank and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



Mount St. Scholastica
BENEDICTINE SISTERS
SESQUICENTENNIAL

November 20, 2012

Fournier J. Gale, II
Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

Dear Mr. Gale:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on a Report on the Payday Lending. In brief, the proposal states: Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Calvert Investment Management. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 3373 shares of Regions Financial stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Ms. Shirley Peoples of Calvert Investment Management, Inc. at 301-951-4817 or at shirley.peoples@calvert.com. Shirley Peoples as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple, OSB

Lou Whipple, OSB
Business Manager

801 SOUTH 8TH STREET ATCHISON, KS 66002-2724
(913) 360-6200 ✱ Fax: (913) 360-6190
www.mountosb.org

REGIONS FINANCIAL CORPORATION RESOLUTION 2012

Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Regions Financial Corporation's ("Regions") most financially vulnerable customers and to the company itself.

Regions charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Regions. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The Federal Deposit Insurance Corporation ("FDIC") has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Regions is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line.

In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Regions has disclosed information to its shareholders about the product and the revenues that the bank derives from it, and we do not believe management has demonstrated that steps taken to prevent or mitigate the risks that are tied to this line of business are effective.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities in which it operates, and our economy.

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the bank, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



Bank of America Corporation

November 20, 2012

Fournier J. Gail, II
Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

RE: Co-filling of shareholder resolution- Payday Lending
FAO: Mt St Scholastica, TIN# 48-0548363

Dear Mr. Gail,

As of November 20, 2012 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 3373 shares of Regions Financial Corporation common stock. These shares have been held with Merrill Lynch, DTC# 5198.

If you need further information please contact us at 316-631-3513.

Sincerely,

Jody Herbert, CA
Merrill Lynch

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N. Rock Road Ste 200 • Wichita, KS 67226 • Tel: 800.777.3993

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
Checks and re-registration papers for cash and margin accounts **Cash transfers between retirement accounts**	Make checks payable to: Merrill Lynch, Pierce, Fenner & Smith Incorporated as custodian FAO/FBO Client Name Merrill Lynch Account Number Branch may affix office label here. If no label, mail to: Merrill Lynch Attn: Cash Management 4803 Deer Lake Drive West Jacksonville FL 32246-6485 Do not send physical certificates to this address.
All DTC-Eligible Securities	Deliver to DTC Clearing 0161 vs. Payment 5198 vs. Receipt-free
Physical delivery of securities	DTC New York Window 55 Water Street Concourse Level, South Building New York, NY 10041
Federal Settlements All Custody US Treasuries (Bonds, Bills, Notes, Agencies) **Federal Book-Entry Mortgage** All MBS products (FHLMC, FNMA, GNMA, MO, etc.)	BK OF NYC/MLGOV ABA Number: 021000018 Further credit to client name and Merrill Lynch account number
Federal Wire Funds	Bank of America, N.A. 100 West 33rd Street New York, NY 10001 ABA Number: 026009593 SWIFT Address for International Banks: BOFAUS3N Account Number: 6550113516 Name: Merrill Lynch Pierce Fenner and Smith, New York, NY Reference: Merrill Lynch 8-digit account number and account title
Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 101 Hudson Street Jersey City, NJ 07302


PEACE
CSJP

Sisters of Saint Joseph of Peace

1663 Killarney Way P.O. Box 248 Bellevue, WA 98009-0248
425-451-1770 FAX 425-462-9760

November 19, 2012

Fournier J. Gale III
Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

Dear Mr. Gale,

The members of the Northwest Women Religious Investment Trust are concerned that the high-cost direct deposit advances being extended by Regions Financial Corporation are not responsible lending and that they are not in the best interest of the Company, its customers and the U.S. economy.

Therefore, the Northwest Women Religious Investment Trust is co-filing the enclosed resolution on Payday Lending with Calvert Investment Management, Inc. for action at the annual meeting in 2013. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

As of [date] the Northwest Women Religious Investment Trust held, and has held continuously for at least one year, over $2000 worth of Regions Financial Corporation common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Regions Financial Corporation through the annual meeting in 2013.

We designate Calvert Investment Management, Inc as the lead filer to act on our behalf for all purposes in connection with this proposal. Please copy me on all communications: Deborah Fleming, dfleming@csjp-olp.org

Sincerely,

Deborah R. Fleming

Deborah R. Fleming
Chair, Northwest Women Religious Investment Trust

Encl: Verification of Ownership
Resolution

Committed to Peace through Justice since 1884

Regions Financial Corporation Resolution 2012
Payday Lending

WHEREAS
Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Regions Financial Corporation's ("Regions") most financially vulnerable customers and to the company itself.

Regions charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Regions. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The Federal Deposit Insurance Corporation ("FDIC") has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Regions is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line.

In recent years, a host of predatory lending practices have cost households billions of dollars in fees and have catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Regions has disclosed little information to its shareholders about the product and the revenues that the bank derives from it, and we do not believe management has demonstrated that steps taken to prevent or mitigate the risks that are tied to this line of business are effective.

RESOLVED
Shareholders request the Board of Directors to prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT
We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities in which it operates, and our economy.

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the bank and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



All of **us** serving you

Institutional Trust & Custody
111 SW 5th Avenue, 6th Floor
Portland, OR 97204

November 19, 2012

To Whom It May Concern:

This letter is to verify that the Northwest Women Religious Investment Trust owns shares of Regions Finl Corp common stock with a value in excess of $2,000.00. Northwest Women Religious Investment Trust owned the required amount of securities on November 19, 2012 and has continuously owned the securities for at least twelve months prior to November 19, 2012. At least the minimum required will continue to be held through the time of the company's next annual meeting.

This security is currently held by U. S. Bank, N. A. who serves as custodian for the Northwest Women Religious Investment Trust. U.S. Bank is a DTC participant and the shares are registered in our nominee name (Cede & Co.) at U. S. Bank, N. A. at DTC.

Sincerely,

Debbie Millar

Debbie Millar, Vice President
U. S. Bank Institutional Trust & Custody

OUR MISSION "To Extend the Healing Ministry of Jesus Christ"



RECEIVED

NOV 28 2012

November 27, 2012

Fournier J. Gale, II
Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

Dear Mr. Gale:

I am writing you on behalf of CHRISTUS Health to co-file the stockholder resolution on a Report on the Payday Lending. In brief, the proposal states: Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Calvert Investment Management. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 13500 shares of Regions Financial stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Ms. Shirley Peoples of Calvert Investment Management, Inc. at 301-951-4817 or at shirley.peoples@calvert.com. Shirley Peoples as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Della Foster
Community Benefit Coordinator
CHRISTUS Health

919 Hidden Ridge | Irving | TX 75038
Tel 469-282-2000 | Fax 469-282-2000

REGIONS FINANCIAL CORPORATION RESOLUTION 2012

Payday Lending

WHEREAS

Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Regions Financial Corporation's ("Regions") most financially vulnerable customers and to the company itself.

Regions charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Regions. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The Federal Deposit Insurance Corporation ("FDIC") has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Regions is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line.

In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Regions has disclosed information to its shareholders about the product and the revenues that the bank derives from it, and we do not believe management has demonstrated that steps taken to prevent or mitigate the risks that are tied to this line of business are effective.

RESOLVED

Shareholders request the Board of Directors prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities in which it operates, and our economy.

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and

nonsufficient funds fees, cost to the bank, and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



THE BANK OF NEW YORK MELLON

November 30, 2012

Fournier J. Gale, II
Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

Dear Sir or Madam,

Please be advised that The Bank of New York Mellon/Mellon Trust of New England, National Association (Depository Trust Company Participation ID 954) held 8,100 shares of REGIONS FINANCIAL CORP, (cusip 7591EP100) for our client and beneficial owner Christus Health, as of November 27, 2012.

Of the 8,100 shares currently held in our custody, 8,100 shares have been continuously held for over one year by our client:

CHRISTUS HEALTH
2707 NORTH LOOP WEST, 9TH FL
HOUSTON, TX 77008

Please feel free to contact me if you have any questions. Thank You.

Sincerely,

Jennifer L. May
Vice President
The Bank of New York Mellon

Phone Number: 412-234-3902
Email: proxysupport@bnymellon.com



THE BANK OF NEW YORK MELLON

November 30, 2012

Fournier J. Gale, II
Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

Dear Sir or Madam,

Please be advised that The Bank of New York Mellon/Mellon Trust of New England, National Association (Depository Trust Company Participation ID 954) held 5,400 shares of REGIONS FINANCIAL CORP, (cusip 7591EP100) for our client and beneficial owner Christus Health Cash Balance Plan, as of November 27, 2012.

Of the 5,400 shares currently held in our custody, 5,400 shares have been continuously held for over one year by our client:

CHRISTUS HEALTH CASH BALANCE PLAN
2707 NORTH LOOP WEST, 9TH FL
HOUSTON, TX 77008

Please feel free to contact me if you have any questions. Thank You.

Sincerely,

Jennifer L May

Jennifer L. May
Vice President
The Bank of New York Mellon

Phone Number: 412-234-3902
Email: proxysupport@bnymellon.com

FRIENDS FIDUCIARY
CORPORATION

RECEIVED
NOV 28 2012

TELEPHONE
215 / 241 7272

1650 ARCH STREET / SUITE 1904
PHILADELPHIA, PA 19103

FACSIMILE
215 / 241 7871

November 27, 2012

VIA OVERNIGHT MAIL

Fournier J. Gale, III
Corporate Secretary
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

Dear Fournier:

On behalf of Friends Fiduciary Corporation, I write to give notice that pursuant to the 2012 proxy statement of Regions Financial Corporation and Rule 14a-8 under the Securities Exchange Act of 1934, Friends Fiduciary intends to co-file the attached proposal with lead filer, Calvert Investments at the 2013 annual meeting of shareholders.

A representative of the filers will attend the shareholder meeting to move the resolution. We look forward to meaningful dialogue with your company on the issues raised in this proposal. Please note that the contact person for this resolution will be: Shirley Peoples, Calvert Investments. Her phone number is 301-951-4817and her email address is shirley.peoples@calvert.com.

Friends Fiduciary owns more than 10,800 shares of the voting common stock of the Company. We have held the required number of shares for over one year as of the filing date. As verification, we have enclosed a letter from US Bank, our portfolio custodian and holder of record, attesting to this fact. We intend to hold at least the minimum required market value through the date of the Annual Meeting.

Sincerely,



Jeffery Perkins
Executive Director

Enclosures

cc: Shirley Peoples, Calvert Investments

Regions Financial Corporation Resolution 2012
Payday Lending

WHEREAS
Predatory loan products such as payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is currently extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap." We believe these advances present serious hazards to Regions Financial Corporation's ("Regions") most financially vulnerable customers and to the company itself.

Regions charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10 day loan and remains indebted for 175 days out of the year.

This lending may pose significant regulatory, legal, and reputational risks to Regions. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The Federal Deposit Insurance Corporation ("FDIC") has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. Regions is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line.

In recent years, a host of predatory lending practices have cost households billions of dollars in fees and have catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

Regions has disclosed little information to its shareholders about the product and the revenues that the bank derives from it, and we do not believe management has demonstrated that steps taken to prevent or mitigate the risks that are tied to this line of business are effective.

RESOLVED
Shareholders request the Board of Directors to prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of direct deposit advance lending described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

SUPPORTING STATEMENT
We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities in which it operates, and our economy.

We believe it would be helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the bank and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.


usbank.
Five Star Service Guaranteed

Institutional Trust And Custody
50 South 16th Street
Suite 2000
Philadelphia, PA 19102

November 27, 2012

To Whom It May Concern:

This letter is to verify that **Friends Fiduciary Corporation** holds at least $2,000. worth of **Regions Financial** common stock. **Friends Fiduciary Corporation** has continuously owned the shares required for more than one year and will continue through the time of the company's next annual meeting.

This security is currently held by **US Bank NA** who serves as custodian for **Friends Fiduciary Corporation**. The shares are registered in our nominee name at **Depository Trust Company**.

Sincerely,

Carol L Hopewell
Account manager, AVP
215-761-9337